Exhibit 4.6

SECOND AMENDMENT TO THE

ASSURED GUARANTY LTD. SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN

(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 2009)

WHEREAS, Assured Guaranty Ltd. (the “Company”) maintains the Assured Guaranty Ltd. Supplemental Employee Retirement Plan, as amended and restated effective January 1, 2009 (the “Plan”);

WHEREAS, the Company desires to amend the provisions relating to the Employer Stock Fund (as defined in the Plan);

NOW, THEREFORE, the Plan is hereby amended with respect to the Employer Stock Fund on and after June 16, 2009 by substituting the following for Exhibit B to the Plan:

“Exhibit B

ASSURED GUARANTY LTD. SUPPLEMENTAL

EMPLOYEE RETIREMENT PLAN

Employer Stock Fund Rules and Regulations

Subject to the following restrictions and limitations, Participants may elect the Employer Stock Fund as an Investment Return Rate alternative for all or a portion of their Accounts.  To the extent that the “Employer Stock Fund” is chosen as a Participant’s Investment Return Rate for all or a portion of an Account, the Account will be credited with Units, with each such Unit representing the right to receive one share of common stock of the Company (“Shares”) upon a distribution from the Plan pursuant to Exhibit A.  The number of Units credited to such Participant’s Account will be equal to the number of Shares which could have been purchased with the value of the Account deemed invested in the Employer Stock Fund based on the fair market value of a Share at the time of such deemed purchase.

B-1.  Eligibility.  Participants who are selected by the Committee are eligible to invest all or a portion of their Accounts in the Employer Stock Fund.

B-2.  Allocations to Employer Stock Fund.  A Participant may elect to have all or a portion of such Participant’s Account allocated to the Employer Stock Fund.  Any such election under this subsection B-2 will be effective not earlier than the date the election is filed with the Committee or its delegate.  Such election to allocate a portion of such Account to the Employer Stock Fund shall be irrevocable, and any such portion of the Participant’s Account allocated to the Employer Stock Fund shall remain allocated to the Employer Stock Fund until the Participant receives a distribution from the Plan pursuant to Exhibit A with the number of Shares to be distributed to such Participant equal to the number of Units held in such Participant’s Account.  An election to allocate a portion of a Participant’s Account to the Employer Stock Fund may only be made at a time when a Participant would be permitted to purchase or sell actual Shares in accordance with the Policy on Trading in Securities Related to Assured Guaranty Ltd. or any of its Subsidiaries, as from time to time in effect, or any replacement policy relating to trading in the Company’s securities (the “Insider Trading Policy”).  To the extent permitted by the Committee, a Participant may elect to have amounts which are first credited to the Participant’s

Account credited directly to the Employer Stock Fund, provided, however that such election regarding initial contributions shall be subject to the same requirements and restrictions described above in this subsection B-2 with respect to elections to have an existing portion of a Participant’s Account allocated to the Employer Stock Fund.

B-3.  Dividends.  To the extent that any record date for dividends on Shares occurs during the period in which all or a portion of a Participant’s Account is allocated to the Employer Stock Fund, the Participant’s Account will be credited with an amount equal to the dividends that would be payable with respect to such Units, determined as though each Unit credited to the Participant’s Account was a Share (the “Deemed Dividends”).  The Deemed Dividends shall be credited to an Investment Return Rate that is a money market fund or other similar Investment Return Rate selected by the Committee.”